FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Ltd. Announces results, Dated

                            January 29, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: January 29, 2007

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Ltd. Announces results,

              dated January 29, 2007.

Dennis S. Dobson, Inc.

Dennis S. Dobson, CEO

Financial Public Relations

1522 Mill Plain Road

Fairfield, CT  06430

Global Financial Public Relations For Technology Companies

Telephone 203-255-7902

Fax 203-255-7961

 E-Mail Address-IR@radware.com

FOR IMMEDIATE RELEASE

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

RADWARE LTD. ANNOUNCES RESULTS

* Quarterly revenues of $21.1 million

* Annual revenues of $81.4 million

Tel Aviv, Israel, January 29, 2007 — Radware (NASDAQ: RDWR), the leading provider of intelligent integrated solutions for ensuring the fast, reliable and secure delivery of networked and Web-enabled applications over IP today reported revenues of $21.1 million for the fourth quarter of 2006. The results, which are just below guidance, represent a 4% increase compared with revenues of $20.2 million for the third quarter of 2006 and a slight increase compared with revenues of $21.0 million for the fourth quarter of 2005.

Total revenues for 2006 were $81.4 million, an increase of 5% compared with revenues of $77.6 million in 2005.

Net income on a GAAP basis for the fourth quarter of 2006 was $0.1 million or $0.01 per diluted share, compared to net loss of $1.1 million or $0.06 per diluted share in the third quarter of 2006.

For comparative purposes, net income excluding the effects of stock-based compensation expense for the fourth quarter of 2006 was $0.9 million or $0.05 per diluted share, compared with net income of $0.6 million or $0.03 per diluted share in the third quarter of 2006 and net income of $2.4 million or $0.12 per diluted share in the fourth quarter of 2005.

Net loss on a GAAP basis for 2006 was $1.3 million or $0.07 per diluted share. Net income excluding the effects of stock-based compensation expense for 2006 was $3.2 million or $0.16 per diluted share, compared with net income of $9.3 million or $0.47 per diluted share in 2005.

In the fourth quarter of 2006 the Company continued to maintain a positive operational cash flow. The company’s cash position, including cash, short-term and long-term bank deposits and marketable securities, increased during the fourth quarter in $0.2 million, to an amount of $164.1 million, after deduction of an additional amount of $3 million invested in the purchase of V-Secure assets during the quarter.

“Improving sales performance continues to be a top priority. Our international business continued to grow very well this quarter, resulting in record sales results in both EMEA and APAC. At the same time we are approaching finalization of our U.S. sales force restructuring with the hiring of a seasoned sales force and the revitalization our Federal unit,” said Roy Zisapel, CEO of Radware. He added, “While the new sales force will need to ramp up, we strongly believe we now have a mature sales organization in place to drive our Americas’ business forward.”

During the quarter ended December 31, 2006, Radware released the following significant announcements:

–

Radware Sets New Price/Performance Standard for Integrated IPS and DoS Application Security

–

Mohawk Industries Deploys Radware for Fast, Secure and Reliable Access to Critical Applications as Part of Its Data Center Consolidation Strategy

–

Radware and Forum Systems to Offer Industry's First Integrated Application Delivery Solution to Optimize XML-based Web Services

–

Radware Appoints Application Delivery Industry Veteran Charles Robertello as Americas Vice President of Sales

Company management will host a quarterly investor conference call at 8:45 AM EDT on January 29, 2007. The call will focus on financial results for the quarter ended December 31, 2006, and certain other matters related to the Company’s business.

The conference call will be webcast on January 29, 2007 at 8:45 AM EDT in the “listen only” mode via the Internet at:

http://www.radware.com/content/company/investorrelations/default.asp

Please use the following dial-in numbers to participate in the fourth quarter 2006 call:
Participants in the U.S. call: 1-800-230-1085  (Toll Free)
Participants outside the U.S. call: 1-612-288-0329

About Radware

Radware (NASDAQ:RDWR) is the global leader in integrated application delivery solutions, assuring the full availability, maximum performance and complete security of all business critical networked applications while dramatically cutting operating and scaling costs. Over 5,000 enterprises and carriers worldwide use Radware application-smart switches to drive business productivity and improve profitability by adding critical application intelligence to their IP infrastructure, making networks more responsive to specific business processes. Radware's APSolute product family provides the most complete set of application front-end, remote access and security capabilities for application-smart networking to ensure faster, more reliable and secure business transactions. Learn more on how Radware application delivery solutions can enable you to get the most of your investments in IT infrastructure and people. www.radware.com.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2005	December 31, 2006
	(Audited)	(Audited)
Current assets
Cash and cash equivalents	56,263	25,324
Short-term bank deposits	10,195	-
Short-term marketable securities	60,443	115,051
Trade receivables, net	14,661	17,453
Other receivables and prepaid expenses	1,451	1,996
Inventories	5,254	6,892
	148,267	166,716
Long-term investments
Long-term bank deposit	9,458	9,602
Long-term marketable securities	28,134	14,154
Severance pay funds	2,178	2,907
	39,770	26,663

Property and equipment, net	5,968	9,253

Other assets
Intangible assets, net, long-term deferred taxes and other long-term assets	3,888	3,582
Goodwill	6,454	9,454
	10,342	13,036

Total assets	204,347	215,668

Current liabilities
Trade payables	5,329	6,956
Deferred revenues	12,424	15,712
Other payables and accrued expenses	6,509	6,642
	24,262	29,310

Accrued severance pay	2,659	3,944

Total liabilities	26,921	33,254

Shareholders’ equity
Share capital	470	478
Additional paid-in capital	153,010	170,110
Accumulated other comprehensive loss	(404)	(242)
Deferred stock compensation	(67)	-
Treasury stock, at cost	-	(11,069)
Retained earnings	24,417	23,137
Total shareholders’ equity	177,426	182,414
Total liabilities and shareholders' equity	204,347	215,668

Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended December 31, 2005	For the Three months ended December 31, 2006	For the Year ended December 31, 2005	For the Year ended December 31, 2006
	(Audited)	(Audited)	(Audited)	(Audited)

Revenues	21,038	21,093	77,584	81,410
Cost of revenues	4,053	4,125	14,896	15,791
Gross profit	16,985	16,968	62,688	65,619
Operating expenses:
Research and development, net	3,362	4,961	13,017	17,659
Sales and marketing	11,110	12,319	40,002	50,128
General and administrative	1,371	1,545	5,244	6,178
Total operating expenses	15,843	18,825	58,263	73,965
Operating income (loss)	1,142	(1,857)	4,425	(8,346)
Financial income, net	1,342	2,069	5,159	7,422
Income (loss) before income taxes	2,484	212	9,584	(924)
Income taxes	(130)	(102)	(240)	(356)
Net income (loss)	2,354	110	9,344	(1,280)

Basic net earnings (loss) per share	$0.12	$0.01	$0.50	$(0.07)
Weighted average number of shares used to compute basic net earnings (loss) per share	19,008,564	19,265,536	18,800,474	19,325,055

Diluted net earnings (loss) per share	$0.12	$0.01	$0.47	$(0.07)
Weighted average number of shares used to compute diluted net earnings (loss) per share	19,932,691	19,531,928	20,072,192	19,325,055

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended December 31, 2005	For the Three months ended December 31, 2006	For the Year ended December 31, 2005	For the Year ended December 31, 2006

GAAP Net income (loss)	2,354	110	9,344	(1,280)
Stock-based compensation expenses, included in:
Cost of revenues	-	2	-	63
Research and development, net	-	197	-	1,111
Sales and marketing	-	324	-	2,541
General and administrative	-	311	-	798
Income taxes	-	-	-	-
	-	834	-	4,513
Non-GAAP Net income	2,354	944	9,344	3,233

Non-GAAP Diluted net earnings per share	$0.12	$0.05	$0.47	$0.16
Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	19,932,691	19,531,928	20,072,192	19,808,950